UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D [Amendment No. _]* Under the Securities Exchange Act of 1934
4Licensing Corporation
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

35104T 107
(CUSIP Number)

c/o Kenneth I. Feldman One Independent Drive, Suite 1300 Jacksonville, Florida 32202
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 26, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP No:  35104T 107                                                                  13D                           Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Kenneth I. Feldman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,148,766 (Note 1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,148,766 (Note 1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,148,766 (Note 1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON IN

FOOTNOTES

Note 1:  Kenneth I. Feldman is the direct beneficial owner of 1,148,766  shares of common stock of 4Licensing Corporation, a Delaware corporation.  In addition, Mr. Feldman exercises sole voting and dispositive power over 754,500 shares of 4Licensing common stock owned of record by Kenira Holdings LLC, a Florida limited liability company in which Mr. Feldman is the sole and managing member.

CUSIP No:  35104T 107                                                                  13D                         Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS Kenira Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 754,500 (Note 1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 754,500 (Note 1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 754,500 (Note 1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON 00

FOOTNOTES

Note 1:  Kenneth I. Feldman as sole and managing member of Kenira Holdings LLC has sole voting and dispositive power over such shares.

CUSIP No:  35104T 107                                                                  13D                         Page 4 of 6 Pages

Item 1.  Security and Issuer.

The class of equity securities to which this Schedule 13D (the “Schedule 13D”) relates is the common stock, par value $0.01 per share (“Common Stock”), of 4Licensing Corporation (the “Issuer”).  The Issuer’s principal executive offices are located 767 Third Avenue, New York, New York 10017.

Item 2.  Identity and Background.

(a)	Name: This statement is being filed by Kenneth I. Feldman and Kenira Holdings LLC (collectively, the “Reporting Person”).

(b)	Business Address: The address of the Reporting Person is c/o One Independent Drive, Suite 1300, Jacksonville, Florida 32202.

(c)	Principal Occupation or Employment: Kenneth I. Feldman’s principal occupation is as a personal investor.

(d)	Criminal Proceedings: During the last five years, the Reporting Person has not been convicted in a criminal proceeding, excluding traffic violations.

(e)
Civil Proceedings:  During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Kenneth I. Feldman is a citizen of the United States of America. Kenira Holdings LLC is a Florida limited liability company.

Item 3.  Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 3, as applicable.

Item 4.  Purpose of Transaction.

The Reporting Person acquired the securities to which this statement relates for investment purposes.  The Reporting Person intends to have discussions with representatives of the Issuer's management and board of directors relating to shareholder value as well as the prospects, business, management and strategy of the Issuer and/or contact and discuss matters relating to the Issuer with other persons, including other shareholders of the Issuer.  The Reporting Persons may also seek shareholder board representation if appropriate.

The Reporting Person may, from time to time and at any time: (i) acquire additional shares of the Issuer in the open market or otherwise; (ii) dispose of any or all of such shares in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to such shares. Except as otherwise described herein, the Reporting Person does not have any current plans or proposals which relate to or would result in any of the transactions or changes contemplated in Items 4(a) through 4(j) of Schedule 13D.  The Reporting Person may, at any time and from time to time, review or reconsider its position and formulate such plans or proposals.

CUSIP No:  35104T 107                                                                  13D                          Page 5 of 6 Pages

 Item 5.  Interest in Securities of the Issuer.

(a) and (b)                      The information contained on the cover pages to this Schedule 13D and set forth in Item 4 hereof is hereby incorporated by reference into this Item 5, as applicable.

(c)           None.

(d)           None.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained on the cover pages to this Schedule 13D and set forth in Item 4 hereof is hereby incorporated by reference into this Item 6, as applicable.

CUSIP No:  35104T 107                                                                  13D                         Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 26, 2015                                                                    /s/  Kenneth I. Feldman
Kenneth I. Feldman

    KENIRA HOLDINGS LLC, a Florida
    limited liability company

                       /s/ Kenneth I. Feldman
Name:  Kenneth I. Feldman
Title:  Managing Member